ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the year ended December 31, 2016

ALAMOS GOLD INC. For the Year Ended December 31, 2016

2016 Annual Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated February 22, 2017, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2016 and 2015, and notes thereto. The financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 47.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2016 Annual Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015(1)
Financial Results (in millions)
Operating revenues	$132.2	$115.7	$482.2	$355.1
Cost of sales (2)	$121.6	$139.9	$429.3	$384.0
Earnings (loss) from operations	$3.5	($55.5)	$21.3	($492.6)
Net loss	($20.6)	($60.5)	($17.9)	($508.9)
Cash provided by operations before changes in working capital (3)	$34.0	$17.0	$148.0	$65.3
Cash provided by operating activities	$38.3	$23.3	$135.7	$60.0
Capital expenditures (sustaining) (3)	$12.3	$19.0	$49.2	$68.2
Capital expenditures (growth) (3),(4)	$25.2	$21.7	$97.3	$94.9
Operating Results
Gold production (ounces) (1)	105,676	104,734	392,000	380,000
Gold sales (ounces) (1)	107,505	104,419	389,151	382,772
Per Ounce Data
Average spot gold price (London PM Fix)	$1,222	$1,106	$1,251	$1,160
Average realized gold price (5)	$1,230	$1,109	$1,239	$1,148
Cost of sales per ounce of gold sold (includes amortization) (2)	$1,131	$1,340	$1,103	$1,241
Total cash costs per ounce of gold sold (3)	$842	$780	$797	$766
All-in sustaining costs per ounce of gold sold (3)	$1,033	$1,073	$1,010	$1,091
Share Data
Loss per share, basic and diluted	($0.08)	($0.24)	($0.07)	($2.62)
Weighted average common shares outstanding (basic and diluted) (000’s)	267,067	255,858	265,234	194,121
Financial Position as at December 31 (in millions)
Cash and cash equivalents			$252.2	$282.9
Total debt and equipment financing obligations			$304.9	$320.3

(1)
The 2015 financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to the merger of Alamos Gold Inc. and AuRico Gold Inc, on July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the year ended December 31, 2015 was 140,330 ounces. Gold sales for the year ended December 31, 2015 were 147,035 ounces.

(2)	Cost of sales includes mining and processing costs, royalties, and amortization expense

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	Includes capitalized exploration.

(5)	The comparative 2015 average realized price is exclusive of gold sales from Mulatos for the year ended December 31, 2015, as Mulatos sales were only included from July 2, 2015 on-ward.

2016 Annual Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015(1)
Gold production (ounces)
Young-Davidson	44,662	44,694	170,000	160,358
Mulatos (1)	44,900	41,830	154,000	140,330
El Chanate	16,114	18,210	68,000	79,312
Gold sales (ounces)
Young-Davidson	40,934	41,509	168,979	157,161
Mulatos (1)	50,178	44,135	151,337	147,035
El Chanate	16,393	18,775	68,835	78,576
Cost of sales (in millions)(5)
Young-Davidson	$44.1	$41.0	$183.7	$182.6
Mulatos (1)	$56.8	$47.8	$164.6	$83.2
El Chanate	$20.7	$51.1	$81.0	$118.2
Cost of sales per ounce of gold sold (includes amortization) (2),(5)
Young-Davidson	$1,077	$988	$1,087	$1,162
Mulatos(1)	$1,132	$1,083	$1,088	$1,128
El Chanate	$1,263	$2,722	$1,177	$1,504
Total cash costs per ounce of gold sold (2)
Young-Davidson	$667	$617	$657	$683
Mulatos (1)	$877	$843	$838	$869
El Chanate	$1,171	$994	$1,052	$808
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$926	$980	$897	$986
Mulatos(1)	$931	$958	$916	$1,047
El Chanate	$1,190	$1,009	$1,069	$978
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$22.6	$26.4	$94.6	$108.1
Mulatos (1),(4)	$9.5	$8.8	$32.9	$45.0
El Chanate	$0.2	$0.2	$0.8	$13.7
Other	$5.2	$5.3	$18.2	$23.0

(1)
2015 financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration.

(5)	Cost of sales includes mining and processing costs, royalties and amortization.

2016 Annual Management’s Discussion and Analysis

2016 Highlights

Fourth quarter 2016:

•	Reported record quarterly production of 105,676 ounces of gold, including 44,662 ounces from Young-Davidson, 44,900 ounces from Mulatos and 16,114 ounces from El Chanate

•	Underground mining rates increased to average a record of 6,675 tonnes per day ("tpd") in the fourth quarter at Young-Davidson, and over 7,000 tpd in December, consistent with the year-end target

•	Sold 107,505 ounces of gold at an average realized price of $1,230 per ounce for record revenues of $132.2 million

•
Realized a net loss of $20.6 million, or $0.08 per share, which includes an unrealized foreign exchange loss of $7.2 million ($0.03 per share), foreign exchange losses recognized within deferred taxes of $8.6 million ($0.03 per share) and various non-cash gains included in Other gains, totaling $1.9 million ($0.01 per share)

•	Recorded cash flow from operating activities before changes in working capital[1] of $34.0 million, or $0.13 per share

•	Generated positive free-cash flow at each of the Company's operations for total mine-site free cash flow[1] of $13.5 million, net of all capital and exploration spending

•	Total cash costs[1] in the fourth quarter were $842 per ounce of gold sold and all-in sustaining costs ("AISC")[1] were $1,033 per ounce of gold sold

•	Cash and cash equivalents and available-for-sale securities totaled $266.3 million as at December 31, 2016
Full year 2016

•
Achieved guidance with record gold production of 392,000 ounces in 2016 at total cash costs of $797 per ounce. AISC were $1,010 per ounce, slightly above guidance due to higher stock-based compensation charges driven by mark-to-market revaluation of long-term incentives, and higher mine-site AISC at Young-Davidson

•	Sold 389,151 ounces of gold at an average realized price of $1,239 per ounce for revenues of $482.2 million

•
Realized a net loss of $17.9 million, or $0.07 per share. This included an unrealized foreign exchange loss of $10.9 million ($0.04 per share) and various non-cash gains included in Other gains, totaling $5.5 million ($0.02 per share)

•
Generated positive free-cash flow at each of the Company's operations for total mine-site free cash flow[1] of $35.4 million for the year, including $26.8 million from Mulatos, net of all capital and exploration spending

•	Returned $5.4 million in the form of dividends to shareholders

•	Obtained the EIA approval for Phase I of the La Yaqui project in Mexico

•	Closed the acquisition of Carlisle Goldfields Limited (“Carlisle”), consolidating ownership of the Lynn Lake project for $20.4 million

Key Business Developments

Bought-Deal Financing
On February 9, 2017, the Company closed an equity financing with a syndicate of underwriters, pursuant to which, on a bought deal basis, 31,450,000 common shares of the Company were issued at a price of $7.95 per common share, for aggregate gross proceeds to the Company of approximately $250 million. The Company intends to use the net proceeds of the financing and existing cash to repay all of its outstanding $315 million senior secured 7.75% high yield notes maturing 2020.
Forestry Permits for Kirazlı Project Received
On January 5, 2017, Alamos reported that it has received the Forestry Permits required for the development of its Kirazlı gold project from the Forestry General Directorate in Turkey. With the Environmental Impact Assessment and Forestry Permits for Kirazlı approved by the federal government, Alamos is pursuing the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship.

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2016 Annual Management’s Discussion and Analysis

Kirazlı and Aği Daği Feasibility Studies
During the first quarter of 2017, the Company reported results from the positive feasibility studies conducted on the Kirazlı and Aği Daği gold projects, located in the Canakkale Province in northwestern Turkey. The studies were an update to the pre-feasibility studies completed on the projects in 2012.
Kirazlı Feasibility Study Highlights

•
Declaration of an initial Proven and Probable mineral reserve of 26.1 million tonnes grading 0.79 grams per tonne of gold ("g/t Au") and 12.0 grams per tonne of silver ("g/t Ag"), containing 0.67 million ounces of gold and 10.1 million ounces of silver;

•	Average annual gold production of 104,000 ounces over five years with total life of mine production of 540,000 ounces;

•	Life of mine total cash costs of $339 per ounce of gold and mine-site all-in sustaining costs of $373 per ounce, among the lowest in the industry;

•	Initial capital estimate of $152 million and total life of mine capital, including sustaining capital and closure costs, of $180 million;

•
After-tax net present value ("NPV") of $187 million at an 8% discount rate ($223 million at a 5% discount rate) and an after-tax internal rate of return ("IRR") of 44%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively; and

•
Applying the same base case gold and silver price assumptions to the 2012 pre- feasibility study, the after-tax NPV (8%) more than doubles from $82 million to $187 million and the after-tax IRR improves from 26% to 44%, highlighting a significant improvement in the project economics

Aği Daği Feasibility Study Highlights

•
Declaration of an initial Proven and Probable mineral reserve of 54.4 million tonnes grading 0.67 grams per tonne of gold ("g/t Au") and 5.4 grams per tonne of silver ("g/t Ag"), containing 1.17 million ounces of gold and 9.5 million ounces of silver

•	Average annual gold production of 177,600 ounces over five years with total life of mine production of 937,300 ounces

•	Life of mine total cash costs of $374 per ounce of gold and mine-site all-in sustaining costs of $411 per ounce, among the lowest in the industry

•	Initial capital estimate of $250 million and total life of mine capital, including sustaining capital and closure costs, of $313 million

•
After-tax net present value ("NPV") of $298 million at an 8% discount rate ($360 million at a 5% discount rate) and an after-tax internal rate of return ("IRR") of 39%, representing a 1.9 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

•
After-tax NPV (8%) has increased 240% to $298 million and after-tax IRR has more than doubled to 39%, from $88 million and 15%, respectively in the 2012 prefeasibility study when applying the same base case gold and silver price assumptions, highlighting the significant improvement in project economics

The Company also reported results from a positive preliminary economic assessment (“PEA”) completed on its Çamyurt gold project, located approximately 4 kilometres (“km”) from Aği Daği.

Çamyurt Preliminary Economic Assessment Highlights

•	Average annual production of 93,200 ounces of gold and 403,000 ounces of silver over four years with total life of mine production of 373,200 ounces of gold and 1,612,600 ounces of silver

•
Initial capital estimate of $10 million and total life of mine capital, including sustaining capital and closure costs, of $26 million. The low capital reflects no infrastructure requirements with ore from Çamyurt to be trucked and processed through the nearby Aği Daği infrastructure

•	Life of mine total cash costs of $604 per ounce of gold and mine-site all-in sustaining costs of $645 per ounce, reflecting longer haul distances to the Aği Daği processing facilities

•
After-tax net present value ("NPV") of $86 million at an 8% discount rate ($111 million at a 5% discount rate) and an after-tax IRR of 253%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

•
The PEA assumes ore from Çamyurt is sequenced after Aği Daği has been depleted in order to utilize the infrastructure at Aği Daği, resulting in a combined mine life of nearly 10 years between the two projects

EIA Approval for La Yaqui Project
On October 6, 2016, Alamos reported it has received final approval of the Environmental Impact Assessment ("EIA") for Phase I of its La Yaqui project. Construction activities for the development of Phase I commenced in December 2016, with production on track for the second half of 2017.

2016 Annual Management’s Discussion and Analysis

Outlook and Strategy

	2016 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	200-210	150-160	50-60	—	400-430
Cost of sales, including amortization (in millions)(4)	$215	$157	$70	—	$442
Cost of sales, including amortization ($ per ounce)(4)	$1,050	$1,015	$1,265	—	$1,065
Total cash costs ($ per ounce)(1)	$625	$815	$1,200	—	$765
All-in sustaining costs ($ per ounce)(1)				—	$940
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$775	$890	$1,200	—	—
Capital expenditures (in millions)
Sustaining capital(1)	$30-35	$8-10	$2	—	$40-47
Growth capital(1)	$40-45	$25-30 (2)	—	$35	$100-110
Total capital expenditures(1)	$70-80	$33-40	$2	$35	$140-$157

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense
The Company's core focus remains on maximizing cash flow from its operations through increased production, margin expansion, and capital reductions, as well as advancing its portfolio of low-cost development projects.
Gold production is expected to increase to a range of 400,000 to 430,000 ounces in 2017, a 6% increase from 2016 (based on the mid-point of guidance). All-in sustaining costs are expected to decrease 7% to $940 per ounce, reflecting further cost reductions at both Young-Davidson and Mulatos. Excluding higher cost production from El Chanate, all-in sustaining costs are expected to decrease to $890 per ounce.
Total capital spending for the Company’s operating mines is expected to decrease to between $105 and $122 million, a reduction from $128 million in 2016, even after factoring in $12 million of development spending for La Yaqui Phase I in 2017. Exploration remains a focus with a 2017 global exploration budget of $24 million of which approximately $17 million will be spent at Mulatos.
The Company generated over $35 million in mine site free cash flow in 2016, a substantial increase from 2015 reflecting higher production and gold prices combined with significant cost and capital reductions. This trend is expected to continue into 2017 with further production growth and cost reductions driven by the ramp up of Young-Davidson and development of La Yaqui Phase I.
At Young-Davidson, gold production is expected to increase approximately 21% in 2017 to between 200,000 and 210,000 ounces. Underground mining rates are expected to increase from an average rate of approximately 6,000 tpd in 2016 to a range of between 6,500 and 7,500 tpd in 2017.
Total cash costs at Young-Davidson are expected to average $625 per ounce of gold sold in 2017. Mine-site all-in sustaining costs are expected to average $775 per ounce, a 14% decrease from 2016 levels reflecting higher underground mining rates, ongoing productivity improvements and lower sustaining capital spending. Capital spending of $95 million in 2016 was on budget and is expected to decrease approximately $20 million to a range of $70 to $80 million in 2017, including $30 to $35 million of sustaining capital.
Mulatos is expected to produce 150,000 to 160,000 ounces of gold in 2017, a slight increase from 2016 production of 154,000 ounces. Margins are expected to improve, with mine-site all-in sustaining costs expected to decline to $890 per ounce. Capital spending is expected to total $33 to $40 million, which includes $12 million for the development of La Yaqui Phase I and $8 to $10 million of sustaining capital.
Development of La Yaqui Phase I is on schedule for initial production in the second half of 2017. With contract mining and crushing to be employed, construction activities are focused on completion of an independent heap leach pad and carbon columns. In parallel to the development of Phase I, the Company is continuing with an aggressive exploration program at La Yaqui Grande.
The Company remains focused on expanding its footprint at Mulatos, with approximately $17 million budgeted for exploration in 2017. The majority of the Mulatos exploration budget will be focused on the La Yaqui and Cerro Pelon deposits, with scout drill programs established at Los Bajios, El Refugio, and other targets within the Mulatos district.
Mulatos benefited from significant cost improvements over the past year with AISC decreasing 13% in 2016 compared to 2015. A further reduction is expected in 2017 driven by low cost production growth from La Yaqui Phase I starting in the second half of 2017. This trend is expected to continue beyond 2017 as La Yaqui evolves into a larger operation and with the 5% net smelter royalty at Mulatos expected to be eliminated within the next two years.

2016 Annual Management’s Discussion and Analysis

El Chanate is expected to produce 50,000 to 60,000 ounces of gold in 2017 at mine-site all-in sustaining costs of $1,200 per ounce, with significant variability through the year. In light of the higher cost structure at El Chanate, the Company has hedged approximately 75% of its 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce.
Development spending in 2017 remains focused on the Company's highest priority targets. This includes completing a feasibility study for Lynn Lake in the third quarter of 2017, and with the Environmental Impact Assessment and Forestry Permits for Kirazlı approved by the federal government, pursuing the GSM (Business Opening and Operation) permit for our Kirazli project.
With the completion of the equity financing in February 2017, the Company has increased its cash and available-for-sale securities position significantly since December 31, 2016. The Company intends to use the net proceeds of the financing of $239 million, along with existing cash, to repay all of its outstanding $315 million senior secured 7.75% high yield notes on April 1, 2017, resulting in annual interest savings of $24.4 million. Upon repayment of the high yield notes, the Company will be debt-free with a substantial net cash and available-for-sale securities position and additional liquidity under its revolving credit facility, available for future growth projects.

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, and on October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system. Stockpiled open pit ore will continue to supplement mill feed.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
Gold production (ounces)	44,662	44,694	170,000	160,358
Gold sales (ounces)	40,934	41,509	168,979	157,161
Financial Review (in millions)
Operating Revenues	$51.2	$46.2	$211.9	$182.1
Cost of sales (1)	$44.1	$41.0	$183.7	$182.6
Earnings (loss) from operations	$7.1	$5.7	$28.2	($326.5)
Cash provided by operating activities	$26.0	$20.7	$98.4	$84.7
Capital expenditures (sustaining) (2)	$10.5	$14.7	$40.0	$47.0
Capital expenditures (growth) (2)	$12.1	$11.7	$54.6	$61.1
Free cash flow (2)	$3.4	($5.7)	$3.8	($23.4)
Cost of sales, including amortization per ounce of gold sold (1)	$1,077	$988	$1,087	$1,162
Total cash costs per ounce of gold sold (2)	$667	$617	$657	$683
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$926	$980	$897	$986
Underground Operations
Tonnes of ore mined	614,101	543,825	2,199,857	1,851,492
Tonnes of ore mined per day	6,675	5,911	6,011	5,073
Average grade of gold (4)	2.40	2.58	2.54	2.67
Metres developed	3,044	3,769	12,379	14,586
Unit mining costs per tonne	$32	$27	$33	$32
Unit mining costs per tonne (CAD$)	$42	$35	$43	$40
Mill Operations
Tonnes of ore processed	694,753	701,983	2,629,032	2,753,893
Tonnes of ore processed per day	7,552	7,630	7,183	7,545
Average grade of gold (4)	2.18	2.17	2.19	2.02
Contained ounces milled	48,755	49,036	184,928	178,623
Average recovery rate	90%	91%	91%	89%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

2016 Annual Management’s Discussion and Analysis

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 44,662 ounces of gold in the fourth quarter of 2016, in line with the same period of 2015 and 2% higher than the third quarter. Fourth quarter gold production reflects record mining rates and higher mill throughput, partially offset by lower head grades. In 2016, Young-Davidson produced a record 170,000 ounces of gold, a 6% increase compared to 2015, reflecting the higher proportion of underground ore feeding the mill as well as improved mill recoveries.
Underground mining rates in the fourth quarter improved significantly following completion of the rehabilitation work required on the ore and waste systems in the second and third quarters. The Company mined a record 614,101 tonnes of ore from underground in the fourth quarter of 2016, or 6,675 tpd. The month of December saw the highest monthly average mining rates on record, exceeding the year-end target of 7,000 tpd. For the full year, underground mining rates averaged 6,011 tpd, 18% above the same period of 2015, but below plan due to the above mentioned rehabilitation work. Underground mining rates are expected to average between 6,500 and 7,500 tpd in 2017. Mining rates are expected to trend higher through the year with the completion of the MCM waste pass by mid-2017.
Underground mined grade in the fourth quarter of 2016 was 2.40 g/t Au, a decrease from the first nine months of the year due to mine sequencing. In 2016, the underground mined grade was 2.54 g/t Au, a 5% decrease from 2015. Underground grades are expected to revert back to reserve levels in 2017 as higher grade stopes are mined.
During the fourth quarter of 2016, 694,753 tonnes, or 7,552 tpd were processed through the mill with grades averaging 2.18 g/t Au. The Company completed testing of new liners designed to minimize wear and maintenance and reduce costs in the third quarter, which resulted in a significant improvement in mill throughput in the fourth quarter, with the month of December averaging close to 8,000 TPD. For the full year, mill throughput averaged 7,183 tpd, below 2015 mill throughput. The mill continues to exceed underground mining rates, with excess capacity in the mill processing lower grade stockpiled ore. The Company expects mill throughput to be in the range of 7,600 to 8,000 tpd in 2017.
Mill recoveries were in line with expectations at 90% in the fourth quarter of 2016 compared to full year results of 91%. Recoveries in 2016 benefited from changes implemented to the circuit at the beginning of the year, resulting in a 2% improvement compared to an 89% average recovery in 2015.
Financial Review
For the three months ended December 31, 2016, revenue of $51.2 million was $5.0 million or 11% higher than the prior-year period due to higher realized gold prices. For the year ended December 31, 2016, revenue of $211.9 million was $29.8 million, or 16% higher than the prior year, attributable to both higher gold sales and higher realized gold prices.
For the three months ended December 31, 2016, cost of sales of $44.1 million was $3.1 million higher than prior-year period as a result of higher mining rates, maintenance costs and amortization. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2016, cost of sales of $183.7 million was consistent with the prior year as higher cost of sales associated with an increase in number of ounces sold in 2016 were offset by net realizable value adjustments recorded in 2015.
Total cash costs in the fourth quarter of 2016 were $667 per ounce, representing an 8% increase from the same period of 2015. The increase was primarily attributable to higher maintenance costs and an increase in the number of stopes mined during 2016 relative to the prior year. Underground unit mining costs were $32 per tonne in the fourth quarter of 2016, 19% higher than in the fourth quarter of 2015 as unit mining costs in the fourth quarter of 2015 benefited from a one-time hydro rebate. Mine-site AISC were $926 per ounce, or 6% below the prior year period, reflecting lower sustaining capital and a higher number of ounces sold.
For the year ended December 31, 2016, total cash costs were $657 per ounce, representing a 4% decrease from the same period of 2015. The lower costs in the year were driven by stronger production reflecting improved recoveries in the mill and higher milled grades due to improved underground throughput, offset by increased maintenance costs associated with the ore and waste pass rehabilitation work. Mine-site AISC of $897 per ounce were 9% lower than the prior year, reflecting the above, as well as lower sustaining capital.
Capital expenditures totaled $22.6 million in the quarter and $94.6 million for the year, within the Company's capital spending guidance range for 2016 and down $13.5 million from 2015. Spending in the year was focused on lateral development, completion of the MCM shaft, underground equipment, and a tailings dam raise. Of the total capital expenditures, $40.0 million related to sustaining capital and $54.6 million related to growth capital, both in line with guidance. Capital spending at Young-Davidson is expected to total between $70 and $80 million in 2017, a significant reduction from 2016 levels.

2016 Annual Management’s Discussion and Analysis

With better control of capital spending in 2016, Young-Davidson generated positive free cash flow of $3.4 million for the quarter, the third straight quarter of positive free cash flow. Higher underground mining rates, improved mill throughput and higher head grades are expected to drive stronger production and free cash flow in 2017.
Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,777 hectares of mineral concessions, in proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.7 million ounces of gold to-date. The royalty is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos.
Mulatos Financial and Operational Review
Financial results from Mulatos are included in Alamos’ 2015 consolidated financial statements for periods subsequent to July 2, 2015 only. Operational results for the period prior to July 2, 2015 are included in the table below for comparative purposes.

	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
Gold production (ounces)	44,900	41,830	154,000	140,330
Gold sales (ounces)	50,178	44,135	151,337	147,035
Financial Review (in millions)
Operating Revenues	$60.8	$48.6	$187.3	$81.9
Cost of sales (1)	$56.8	$47.8	$164.6	$83.2
Earnings (loss) from operations	$3.3	$2.9	$20.7	($1.9)
Cash provided by (used in) operating activities	$19.6	$10.2	$59.7	($0.7)
Capital expenditures (sustaining) (2)	$1.6	$4.1	$8.4	$8.4
Capital expenditures (growth) (2),(7)	$7.9	$4.7	$24.5	$9.9
Free cash flow (2)	$10.1	$1.4	$26.8	($19.0)
Cost of sales, including amortization per ounce of gold sold (1)	$1,132	$1,083	$1,088	$1,885
Total cash costs per ounce of gold sold (2)	$877	$843	$838	$869
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$931	$958	$916	$1,047
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,795,562	1,715,632	7,034,978	6,873,555
Total waste mined - open pit (5)	2,614,810	1,822,666	9,184,468	7,678,864
Total tonnes mined - open pit	4,410,372	3,538,298	16,396,080	14,552,419
Waste-to-ore ratio (operating)	1.46	1.06	1.31	1.12
Tonnes of ore mined - underground	25,139	41,455	122,516	138,159
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,709,346	1,583,928	6,552,742	6,260,917
Average grade of gold processed (6)	0.81	0.94	0.81	0.87
Contained ounces stacked on the heap leach pad	44,609	47,715	170,600	174,316
Mill Operations
Tonnes of high grade ore milled	33,867	40,512	133,720	110,136
Average grade of gold processed (6)	9.76	19.41	11.23	13.22
Contained ounces milled	10,623	25,214	48,284	46,744
Total contained ounces stacked and milled	55,232	72,929	218,884	221,060
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	81%	57%	70%	63%
Ore crushed per day (tonnes) - combined	18,900	17,700	18,300	17,500

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Excludes tonnes capitalized.

(6)	Grams per tonne of gold ("g/t Au").

2016 Annual Management’s Discussion and Analysis

(7) Includes capitalized exploration.
Mulatos produced 44,900 ounces of gold in the fourth quarter of 2016, a significant increase from both the third quarter of 2016 and fourth quarter of 2015. Production from the heap leach operation was strong reflecting the recovery of deferred production from the third quarter rainy season, and higher recoveries of ore that was stacked on new interlift liners in the fourth quarter. In addition, the mill circuit contributed to an increase in fourth quarter production as higher recoveries were realized from the mill through the production of concentrate. Production for the full year totaled 154,000 ounces and exceeded the top end of production guidance. This marked a significant improvement from 2015, reflecting stronger mill recoveries due to the reconfiguration of the mill circuit to produce a flotation concentrate.
The open pit, heap leach operation continued to perform well during the fourth quarter with total crusher throughput averaging 18,900 tpd, significantly higher than the third quarter of 2016 as the rainy season subsided. The grade of crushed ore stacked on the leach pad in the fourth quarter of 0.81 g/t Au was lower than the annual budget due to mine sequencing in the El Victor pit.
Milled throughput in the fourth quarter of 2016 was 33,867 tonnes at an average grade of 9.76 g/t Au. Tonnes processed through the mill exceeded tonnes mined from underground as high-grade stockpiles were drawn down. Stockpiles will continue to supplement underground ore production into 2017. The reconfigured mill circuit is performing well with the mill expected to operate at approximately 400 tpd through 2017. The sale of gold concentrate in the fourth quarter was higher than production as the mine reduced its inventory of concentrate from 8,000 ounces at the end of September to approximately 5,000 ounces by year-end 2016.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 81% in the fourth quarter, well-above annual guidance, bringing the annual recovery ratio to 70%. This was above full year guidance of 67% reflecting the higher recoveries achieved from the mill following the transition to concentrate production
Financial Review
For the three months ended December 31, 2016, revenue of $60.8 million was $12.2 million, or 25% higher than the prior-year period. This increase reflects a higher number of ounces sold from concentrate, as well as the benefit of higher realized gold prices. For the year ended December 31, 2016, revenue of $187.3 million was $105.4 million higher than the prior year period, due to a full year of gold sales at Mulatos included in the financial statements in 2016, compared to only six months of gold sales at Mulatos included in 2015 subsequent to the July 2015 merger.
For the three months ended December 31, 2016, cost of sales of $56.8 million were higher than the prior-year period due to a higher number of ounces sold in 2016, as well as higher mining costs, partially offset by a weaker Mexican Peso. For the year ended December 31, 2016, cost of sales were $164.6 million, higher than 2015 due to the prior-year period reflecting only the six months of operations.
Total cash costs of $877 per ounce in the fourth quarter of 2016 were higher than the $843 per ounce reported in the same period of 2015, reflecting a higher waste-to-ore ratio and operating costs, partially offset by a weaker Mexican Peso and improved combined recoveries. Mine-site AISC in the quarter were $931 per ounce, lower than the same period of 2015 as a result of lower sustaining capital. For 2016, total cash costs and mine-site AISC were $838 and $916 per ounce, respectively, which were below cost guidance and an improvement relative to 2015 reflecting lower sustaining capital spending and a weaker Mexican Peso throughout the year.
Mulatos had another strong quarter, generating $10.1 million in free cash flow, which is net of $4.8 million in exploration and development spending at La Yaqui and Cerro Pelon. For the year ended December 31, 2016, Mulatos generated $26.8 million in free cash flow, net of $18.4 million in exploration and development spending at La Yaqui and Cerro Pelon. The site's free cash flow reflects improved concentrate production, lower costs, and higher realized gold prices. The Company expects strong production and free cash flow in 2017, even after factoring in approximately $12 million for the construction of La Yaqui Phase I. and investing over $17 million in exploration.

2016 Annual Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.
El Chanate Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
Gold production (ounces)	16,114	18,210	68,000	79,312
Gold sales (ounces)	16,393	18,775	68,835	78,576
Financial Review (in millions)
Operating Revenues	$20.2	$20.9	$83.0	$91.1
Cost of sales (1)	$20.7	$51.1	$81.0	$118.2
Earnings (loss) from operations	($0.5)	($27.9)	$2.0	($67.1)
Cash provided by operating activities	$0.2	($7.2)	$5.6	$16.5
Capital expenditures	$0.2	$0.2	$0.8	$13.7
Free cash flow (2)	$—	($7.4)	$4.8	$2.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,263	$2,722	$1,177	$1,504
Total cash costs per ounce of gold sold (2)	$1,171	$994	$1,052	$808
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,190	$1,009	$1,069	$978
Open Pit Operations
Tonnes of ore mined	1,641,448	1,979,931	6,306,469	7,459,301
Total tonnes mined	8,604,171	8,436,186	31,288,807	31,672,788
Capitalized stripping tonnes	—	—	—	7,511,788
Waste-to-ore ratio (operating)	4.24	3.30	3.96	2.20
Average grade of gold (4)	0.61	0.50	0.60	0.58
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	1,487,631	1,618,684	5,403,195	6,124,837
Average grade of gold processed (4)	0.67	0.57	0.67	0.67
Tonnes of run-of-mine ore stacked on the heap leach pad	211,696	363,514	917,432	1,327,764
Average run-of mine grade of gold processed (4)	0.19	0.20	0.19	0.19
Total tonnes of ore processed	1,699,327	1,982,198	6,320,627	7,452,601
Average grade of gold processed (4)	0.61	0.50	0.60	0.58
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	18,500	21,500	17,300	20,400
Recovery ratio (ratio of ounces produced to contained ounces stacked)	48%	57%	56%	57%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
The Company produced 16,114 ounces of gold in the fourth quarter of 2016 at El Chanate compared to 18,210 ounces in the same period of 2015. Lower production in the fourth quarter of 2016 reflected a lower number of contained ounces stacked on the pad in the early part of the year compared to the same period in 2015. El Chanate's production for 2016 of 68,000 ounces was near the top end of its production guidance for the year, and a 14% decrease from 2015 reflecting lower tonnes processed.
During the fourth quarter of 2016, the Company mined 1,641,448 tonnes of ore at El Chanate at an average grade of 0.61 g/t Au. Ore tonnes mined were lower than the fourth quarter of 2015 as the mine started a pushback on a portion of the open pit earlier than planned late in 2016, resulting in lower ore mined and a higher strip ratio. Total tonnes mined were higher than the same period in 2015 and the third quarter of 2016 due to the pushback. For 2016, total tonnes mined were roughly in line with 2015.

2016 Annual Management’s Discussion and Analysis

Starting in the third quarter of 2015, all waste removal costs at El Chanate have been expensed as the Company determined these costs are not recoverable. This has increased total cash costs per ounce in the current year relative to 2015, but has no impact on AISC per ounce.
The Company stacked 1,699,327 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the fourth quarter of 2016 at an average rate of 18,500 tpd. This was lower than the average rate of 21,500 tpd in the same period of the prior year. For the year, the Company stacked 6,320,627 tonnes of ore on the heap leach pad, a 15% decrease compared to 2015 reflecting mine sequencing. The grade of ore stacked averaged 0.60 g/t Au during 2016, in line with the average grade of 0.58 g/t Au stacked in 2015.
Financial Review
For the three months ended December 31, 2016, revenue of $20.2 million was $0.7 million, or 3% lower than the prior year period, reflecting a lower number of ounces sold, partially offset by higher realized gold prices. For the year ended December 31, 2016, revenue of $83.0 million was $8.1 million lower than the comparative period, primarily due to lower number of ounces sold. The average realized gold price in the year was $1,206 per ounce compared to the London PM fix of $1,251 per ounce as a result of gold hedge contracts entered into at lower gold prices earlier in 2016.
For the three months ended December 31, 2016, cost of sales were significantly lower than the prior-year period, decreasing by $30.4 million to $20.7 million. The decrease reflects a $25.5 million inventory net realizable value adjustment recorded in the fourth quarter of 2015 related to a change in the estimate of the recoverable ounces on the leach pad. For the twelve months ended December 31, 2016, cost of sales of $81.0 million were lower than the prior-year figure by $37.2 million, mainly due to the inventory net realizable value adjustments recorded in 2015 of $32.5 million.
Total cash costs were $1,171 per ounce in the fourth quarter of 2016, an increase from the same period of 2015 due to a higher waste-to-ore ratio and lower number of ounces stacked in the quarter. For the year ended December 31, 2016, total cash costs were $1,052 per ounce, below the full-year cost guidance of $1,100 per ounce reflecting the benefit of weakness in the Mexican Peso and stronger recoveries. Total cash costs in 2016 were higher than in the prior year, due to the expensing of waste removal costs as incurred, whereas these costs were capitalized in the first half of 2015. Mine-site AISC of $1,190 per ounce in the fourth quarter of 2016 increased from $1,009 per ounce in the fourth quarter of 2015 due to a higher waste-to-ore ratio. For 2016, mine-site AISC of $1,069 per ounce were 3% below annual guidance of $1,100 per ounce.
El Chanate was free cash flow neutral in the fourth quarter. For the full year, El Chanate generated $4.8 million in free cash flow reflecting higher gold prices and continued cost control. Given El Chanate's higher cost structure, the Company has again executed on a hedging strategy to preserve free cash flow, with approximately 75% of 2017 production hedged ensuring a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce.
Fourth Quarter 2016 Exploration and Development Activities

Mulatos District
Reflecting ongoing exploration success at La Yaqui and Cerro Pelon, the exploration budget at Mulatos was increased by 60 percent to $16.0 million in May 2016. As part of this expanded budget, the Company increased the number of active drill rigs and expanded the exploration team. In addition to drilling, geophysical surveys comprising ground magnetics and induced polarization were completed over the larger La Yaqui, Cerro Pelon and Los Bajios areas during 2016. The expanded exploration program and exploration success were incorporated into an interim mineral resource update at La Yaqui in September 2016 which featured a 93% increase in combined mineral resources at La Yaqui to 447,000 ounces.
The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken during 2016, with multi-year exploration plans outlined. While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos District with scout drilling of an additional three to four high priority targets planned for 2017. The highest priority prospects added to the near term exploration plan include Los Bajios, La Yaqui Norte. El Refugio, El Halcon and El Carricito.
Exploration over the first of these, Los Bajios commenced in the fourth quarter of 2016 with mapping, sampling and induced polarisation geophysics carried out. This project is located approximately 3 kilometres ("km") to the northwest of Mulatos open pit.

2016 Annual Management’s Discussion and Analysis

La Yaqui
The 2016 drill program at La Yaqui was designed to both upgrade and extend the 232,000 ounces of inferred mineral resources discovered in two new zones of mineralization in 2015 and to scout drill a potential third zone of mineralization. These zones are located to the northeast of the existing mineral reserve pit along a one kilometre long northwest trending silica ridge.
The program has been extremely successful on all fronts with drilling through the first eight months of 2016 incorporated into an interim mineral resource update in September 2016 that demonstrated a 215,000 ounce increase in combined mineral resources to then total 447,000 ounces. This included upgrading 149,000 ounces (4.1 million tonnes grading 1.14 g/t Au) to an indicated mineral resource and expanding the higher grade inferred mineral resource to 298,000 ounces (5.5 million tonnes grading 1.68 g/t Au). Including existing mineral reserves of 89,000 ounces (1.9 million tonnes grading 1.45 g/t Au), La Yaqui then hosted a combined mineral reserve and resource of 536,000 ounces, a substantial increase from the mineral reserve of 80,000 ounces at the end of 2014. The mineral resources are in oxide mineralization with metallurgical test work indicating it is amenable to heap leaching.
The interim La Yaqui mineral resource update incorporated 27,201 metres (“m”) of drilling completed across 132 holes through the first eight months of 2016. This included infill and extension drilling on two of the zones of mineralization that occur along the large northwest trending ridge at La Yaqui. Most of the infill drilling to Indicated status was completed in Zone 1 with the drilling to Inferred status focused in Zone 2. The more northerly third zone was not included in the interim resource calculation.
A further 19,608 m were drilled between September and December 2016, bringing the full year total to 46,809 m. The focus of the fourth quarter program was on infill drilling the mineral resources in Zones 1 and 2, and to explore the area between Zones 1 and 2 and to scout drill Zone 3. This program was successful in upgrading mineral resources to mineral reserves for Zones 1 and 2, as well as outlining a new zone of mineralization Zone 3.
Development of La Yaqui Phase I remains on track, with road construction well underway and initial production expected mid-2017. On October 6, 2016, the Company received final approval of the EIA for Phase I development of the La Yaqui project. Tendering for mining activities took place late in October and construction activities commenced late in the fourth quarter of 2016, with initial production expected in the second half of 2017.
Cerro Pelon
The exploration focus at Cerro Pelon has changed to include a much larger area which is now being systematically explored. As part of these programs, scout drilling commenced during the third quarter on targets to the north and northwest of currently defined mineral resources and reserves. These programs continued during the fourth quarter.
A total of 3,759 m of drilling was completed during the fourth quarter of 2016 bringing the full year total to 19,081 m. The majority of this drilling was scout drilling focused on the western zone where vuggy silica, advanced argillic alteration and sulphide mineralization were intersected. Grades are continuing to improve from anomalous to ore-grade as drill results are assessed and utilized to vector in on the areas believed most likely to host economic mineralization.
Given the ongoing exploration success and strong potential for further mineral reserve and resource growth, the Company has postponed the submission of the EIA to ensure this upside is captured in the development of the project.
Los Bajios
The Los Bajios target is in close proximity to the main Mulatos mine, with encouraging intercepts from historical drill programs prior to 2007. Mapping, sampling and induced polarization surveys were carried out over Los Bajios in the fourth quarter of 2016. This work along with the historical work will form the basis of phased exploration drill programs in 2017.
Lynn Lake
The Company owns 100% of the Lynn Lake Project, a development project in Manitoba, Canada.
Exploration drilling commenced at Lynn Lake during the fourth quarter of 2016 with 11,733 m drilled down dip and along strike of the MacLellan deposit. These phase 1 programs are expected to drive drill planning through 2017.

2016 Annual Management’s Discussion and Analysis

For the three months and year ended December 31, 2016, the Company spent $3.1 million and $9.1 million respectively on environmental baseline studies and geotechnical drilling to support the Lynn Lake project description and feasibility study. The feasibility study is scheduled to be completed in the third quarter of 2017.
Turkey
The Company received the forestry permit for the Kirazlı gold project in January 2017, and is in the process of applying for the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship.
For the three months and year ended December 31, 2016, total development expenditures in Turkey were $0.9 million and $3.1 million respectively. The focus in the fourth quarter was on preparing the feasibility studies to update the economics for both Kirazlı and Aği Daği, the results of which have been detailed in the Key Business Developments section.
Esperanza
The Company capitalized $0.4 million and $2.8 million at the Esperanza Project for the three months and year ended December 31, 2016.
Quartz Mountain
For the three and twelve months ended December 31, 2016, total expenditures at the Quartz Mountain project were $0.2 million and $1.0 million respectively.
Key External Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2016, the London PM Fix price of gold averaged $1,222 per ounce, a 10% increase from the London PM Fix average of $1,106 in the fourth quarter of 2015. The price of gold ranged from $1,123 to $1,337 per ounce in the fourth quarter of 2016.
The Company has hedged 41,000 ounces, or approximately 75% of El Chanate's 2017 production ensuring a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce. The Company has not hedged any production attributable to Young-Davidson or Mulatos.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2016, the Mexican peso ("MXN") and Canadian dollar ("CAD") averaged approximately $19.85 MXN to $1 US dollar and $1.34 CAD to $1 US dollar, respectively, compared to average rates of $16.77 MXN to $1 US dollar and $1.34 CAD to $1 US dollar, respectively, in the fourth quarter of 2015. The Company recorded a $7.8 million foreign exchange loss in the fourth quarter of 2016, the majority of which is unrealized, due to the impact of the weakening Mexican peso and Canadian dollar on the Company's Mexican peso and Canadian dollar denominated net monetary assets.

2016 Annual Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015 (1)	2014 (1)
Gold production (ounces) (1)	105,676	104,734	392,000	380,000	364,532
Gold sales (ounces) (1)	107,505	104,419	389,151	382,772	362,556
Operating Revenues	$132.2	$115.7	$482.2	$355.1	$288.3
Cost of sales(2)	$121.6	$139.9	$429.3	$384.0	$318.5
Earnings (loss) from operations	$3.5	($55.5)	$21.3	($492.6)	($148.7)
Net loss	($20.6)	($60.5)	($17.9)	($508.9)	($169.6)
Loss per share, basic	($0.08)	($0.24)	($0.07)	($2.62)	($1.35)
Total assets			$2,492.2	$2,462.2	$2,281.8
Total non-current liabilities			633.2	638.1	598.5
Operating cash flow	$38.3	$23.3	$135.7	$60.0	$77.4
Dividends per share, declared	0.01	0.01	0.02	0.05	0.03
Average realized gold price per ounce (3)	$1,230	$1,109	$1,239	$1,148	$1,265
Cost of sales per ounce of gold sold, including amortization (2)	$1,131	$1,340	$1,103	$1,241	$878
Total cash costs per ounce of gold sold (4)	$842	$780	$797	$766	$779
All-in sustaining costs per ounce of gold sold (4)	$1,033	$1,073	$1,010	$1,091	$1,195

(1)
The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales ounces from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the years ended December 31, 2015 and 2014 was 140,330 and 140,500, respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization

(3)
The comparative 2015 average realized price is exclusive of gold sales from Mulatos for the year ended December 31, 2015, as Mulatos sales were only included subsequent to July 2, 2015. Ounces sold at Mulatos for the first six-months of 2015 were at an average realized price of $1,211. Including Mulatos sales for the full 2015 year, the average realized price is $1,160 per ounce.

(4)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2016, the Company sold 107,505 ounces of gold for proceeds of $132.2 million, a 14% increase compared to the fourth quarter of 2015. This reflected a higher number of ounces of gold sold ($3.8 million benefit), and a higher average realized price of $1,230 per ounce compared to $1,109 per ounce in the prior year period ($12.6 million benefit). The Company's realized gold price in the fourth quarter was $8 above the average London PM fix of $1,222 per ounce as a result gold collars entered on a portion of fourth quarter production which ensured a $1,250 gold price.
Cost of Sales
Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the fourth quarter of 2016, cost of sales was $121.6 million, compared to $139.9 million in the prior-year period.
Mining and Processing
Mining and processing costs decreased to $86.9 million in the fourth quarter of 2016 from $98.8 million in the prior-year period. The decrease reflects the benefit of the weakening Mexican Peso relative to the US dollar, and the Company recording a net realizable value adjustment related to El Chanate in the fourth quarter of 2015. This was offset by higher gross operating costs at Mulatos, primarily driven by a higher waste-to-ore ratio.
Consolidated total cash costs for the quarter were $842 per ounce, compared to $780 per ounce (excluding net realizable value adjustments) in the prior year period. The increase is attributable to higher operating costs at both Young-Davidson and Mulatos compared to the prior year.
In the fourth quarter of 2016, AISC per ounce decreased to $1,033 from $1,073 in the fourth quarter of 2015. This reflects lower sustaining capital at Young-Davidson and Mulatos, as well as lower corporate and administrative expenses.
Royalties
Royalty expense was consistent in the fourth quarter at $3.6 million, compared to $3.6 million in the fourth quarter of 2015.

2016 Annual Management’s Discussion and Analysis

Amortization
Amortization decreased to $31.1 million in 2016 from $37.5 million in the prior-year period, reflecting lower amortization per ounce sold. Amortization was $289 per ounce, down from $359 per ounce in the fourth quarter of 2015. This reflected lower amortization attributable to Mulatos, as well as an impairment charge at El Chanate in 2015 which had the impact of lowering amortization expense in subsequent periods.
Earnings from Operations
The Company recognized earnings from operations of $3.5 million in the fourth quarter of 2016, compared to a loss from operations of $55.5 million in the same period of 2015, driven by higher gold prices, lower cost of sales, and lower corporate and administrative costs, and no inventory net realizable value charges.
Net loss
The Company reported a net loss of $20.6 million in the fourth quarter of 2016, compared to a net loss of $60.5 million in the fourth quarter of 2015. Net loss in the current quarter reflects stronger earnings from operations, offset by unrealized foreign exchange losses recorded in both the foreign exchange and the deferred tax line items.
Review of 2016 Year End Financial Results

Operating Revenue
For the year ended 2016, the Company sold 389,151 ounces of gold for proceeds of $482.2 million, a 36% increase compared to 2015. The increase in revenue is due to the inclusion of Mulatos' gold sales for the full year, compared to only six-months included in the prior year. Additionally, revenue benefited from an increase in the average realized gold price in 2016, as the average realized price for the year increased to $1,239 per ounce from $1,148 per ounce in the same period of 2015, contributing an additional $28.3 million in revenue.
Cost of Sales
Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the year ended 2016, cost of sales were$429.3 million, compared to $384.0 million in the prior-year.
Mining and Processing
Mining and processing costs increased to $297.0 million for the year ended 2016 compared to $259.2 million in the prior year period, largely reflecting the inclusion of operating costs from Mulatos for the full year in 2016, compared to only six months in 2015. Included in the prior year cost of sales figure was an inventory net realizable value adjustment of $37.2 million recorded in 2015.
Consolidated total cash costs for the year were $797 per ounce, compared to $766 per ounce in the prior year period, and slightly below 2016 guidance of $800 per ounce. The increase compared to the prior year period is due to the Company directly expensing all waste removal costs at El Chanate in 2016, whereas the Company capitalized waste removal costs for the first half of 2015. This increase was partially offset by lower operating costs and the benefit associated with the weakening Canadian dollar and Mexican peso compared to the US dollar on operating costs.
AISC decreased by 7% to $1,010 per ounce in 2016 compared to the prior period, primarily due to lower sustaining capital and the weaker Canadian dollar and Mexican peso, offset by higher share-based compensation reflecting a mark-to-market adjustment of cash settled liabilities as the Company's share price increased.
Royalties
Royalty expense for the year ended 2016 was $13.3 million, a significant increase from 2015 due to the inclusion of the 5% royalty at Mulatos for the full year compared to only six months in the prior year. Further, the 1.5% royalty at Young-Davidson, payable during all of 2016, was not payable in the first half of 2015.
Amortization
Amortization totaled $119.0 million for the year ended 2016, compared to $117.5 million in the prior year period. Amortization decreased to $305 per ounce in 2016 compared to $357 per ounce in 2015 (excluding net realizable value adjustments). Amortization expense in 2016 reflects the inclusion of amortization for Mulatos for the full year in 2016, compared to only the second half of 2015. Although total amortization expense for the year has increased, amortization on a per ounce basis has decreased given Mulatos has a lower per-ounce amortization charge than the other operations.
Earnings from Operations
The Company recorded earnings from operations of $21.3 million for the year ended 2016, compared to a loss from operations of $492.6 million in the same period of 2015, due to improved performance from mine operations and higher gold prices in 2016. In

2016 Annual Management’s Discussion and Analysis

addition, a $366.0 million impairment loss on the Young-Davidson and El Chanate mines and the revaluation of assets distributed to AuRico Metals of $40.1 million were recorded in 2015 significantly impacting earnings from operations.
Net Loss
The Company reported a net loss of $17.9 million for the year ended 2016, compared to a net loss of $508.9 million in the prior-year period reflecting stronger earnings from operations and the impairment charges taken in the second quarter of 2015.
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015	2014
Exploration	$1.6	$6.0	$5.1	$9.4	$1.0
Corporate and administrative	4.6	6.5	16.3	19.8	18.7
Share-based compensation	0.9	1.2	10.2	5.1	7.2
Revaluation of assets distributed	—	—	—	40.1	—
Impairment charges	—	17.6	—	389.3	91.9
Finance expense	6.4	6.8	24.0	24.2	19.9
Foreign exchange loss	(7.8)	(5.1)	(12.5)	(19.0)	(6.6)
Other gains (loss)	2.5	(10.3)	7.6	(22.9)	(23.4)

Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. The majority of exploration expenditures in 2016 were capitalized given the spending was focused on La Yaqui and Cerro Pelon in Mexico. In the fourth quarter of 2015, the Company expensed $6.0 million mainly related to the Kemess project, now owned by AuRico Metals.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate office located in Canada. Corporate and administrative costs decreased significantly by $1.9 million to $4.6 million in the fourth quarter of 2016, as the prior year period included post-merger costs, including temporarily maintaining two corporate offices and the associated head count in 2015. The savings for the year reflect merger synergies realized in 2016.
Share-based compensation
Share-based compensation expense for the three-months ended December 31, 2016 was $0.9 million, compared to $1.2 million in the prior year period. This decrease was driven by a modest decrease in the Company's share price during the quarter and the corresponding impact on the mark-to-market revaluation of long-term incentive grants. For the year ended 2016, share-based compensation increased by $5.1 million to $10.2 million reflecting the increase in the Company's share price and resulting mark-to-market revaluation of long-term incentive grants, as well as new grants in the year.
Revaluation of assets distributed and impairment charges
The prior year period includes charges related to the distribution of assets and liabilities to AuRico Metals as part of the merger which were recorded at the lower of fair value less costs to distribute and carrying value at the end of the second quarter of 2015.
In addition, in 2015, the Company incurred a $326.0 million impairment charge at Young-Davidson, a $40.0 million impairment charge at El Chanate, and a $17.6 million impairment of the Orion project as the Company determined that the carrying value exceeded the recoverable amount of the assets.
Finance expense
Finance expense was consistent period over period, and mainly relates to interest on the senior secured notes. The Company capitalized $1.3 million of interest in the fourth quarter of 2016 and $6.6 million for the year ended 2016, compared to $2.6 million and $6.4 million in the prior year periods.
Foreign exchange loss
During the fourth quarter of 2016, a foreign exchange loss of $7.8 million was recorded. This includes an unrealized loss of $2.9 million reflecting the impact of a 7% depreciation of the Mexican peso in the quarter on the Company's Mexican peso denominated

2016 Annual Management’s Discussion and Analysis

net monetary assets. In addition, the Company recorded a mark-to-market loss on 2017 foreign exchange collar contracts of $3.5 million. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.
Other gains
During the fourth quarter of 2016, the Company recorded other gains of $2.5 million compared to losses of $10.3 million in the prior year period. For the year ended 2016, other gains was $7.6 million compared to a loss of $22.9 million in 2015. Other gains are mainly comprised of the mark-to-market revaluation of non-hedged derivative liabilities, the revaluation of the embedded prepayment option on the senior secured notes, the renunciation of flow through share expenses, and loss on disposal of assets. In the prior year, other losses also included transaction costs and restructuring costs related to the merger completed in 2015.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the year ended December 31, 2016, the Company recognized a current tax expense of $3.8 million and a deferred tax expense of $6.5 million, compared to a current tax expense of $2.8 million and a deferred tax recovery of $52.6 million in same period of 2015. Current income tax expense in 2016 and 2015 was primarily related to mining tax payable in Mexico. The current year deferred tax expense was primarily due to the utilization of tax attributes and lost basis on the issuance of flow through shares, partially offset by changes to foreign exchange rates during the year.
In the first quarter of 2016, the Company was successful in collecting $13.2 million of income tax receivable, which represented the majority of the Company's 2014 income tax refund request for Mulatos. The Company continued to successfully collect VAT refund requests throughout 2016 at both Mexican operations, and expects to collect the outstanding VAT receivable balances in 2017.

2016 Annual Management’s Discussion and Analysis

Financial Condition

	December 31, 2016	December 31, 2015	December 31, 2014
Current assets	$454.5	$483.2	$184.0
Current assets decreased during 2016, primarily due to a decrease in the cash balance by $30.7 million. The Company generated positive operating cash flow as well as a cash inflow from flow-through financing and proceeds from equity exercises, but was offset by spending on capital expenditures and interest payments relating to the senior secured notes.

Long-term assets	2,037.7	1,979.0	2,097.8
Long term assets increased by $58.7 million primarily due to the acquisition of Carlisle. The acquisition added $19.9 million of mineral properties to the Company's balance sheet. The remainder of the increase was due to capital expenditures offset by amortization charges.

Total assets	$2,492.2	$2,462.2	$2,281.8
Current liabilities	$99.6	$99.9	$52.0	Current liabilities remained relatively flat compared to 2015, as changes in trade payables and accruals were offset by an increase in liabilities for share-based payments.
Long-term financial liabilities	301.3	315.0	308.1
Long-term financial liabilities decreased as the Company repaid approximately $4.0 million of finance leases in the fourth quarter, continued draw-down of existing lease contracts, and did not enter into any significant new equipment financing obligations. The carrying value of the senior secured notes was reduced due to the revaluation of the embedded prepayment option on the senior secured notes.

Other long-term liabilities	331.9	323.1	290.4
Other long-term financial liabilities increased by $8.8 million from December 31, 2015. This is primarily due to the movement in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.

Total liabilities	$732.8	$738.0	$650.5
Shareholders’ equity	$1,759.4	$1,724.2	$1,631.3
Shareholders' equity increased primarily due to the issuance of shares related to the acquisition of Carlisle and flow-through financings completed in 2016. This is partially offset by the loss realized in the year, as well as dividends paid.

Total liabilities and equity	$2,492.2	$2,462.2	$2,281.8
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2016, the Company had cash and cash equivalents of $252.2 million compared to $282.9 million at December 31, 2015. In addition, the Company has access to $150.0 million credit facility ($150.0 million at December 31, 2015), and $14.1 million in available-for-sale securities ($6.7 million at December 31, 2015). In the opinion of management, the Company's liquidity position of $416.3 million at December 31, 2016 comprised of cash and cash equivalents, available-for-sale securities and availability under the credit facility, together with cash flows from operations, are sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis. The Company has outstanding notes in the principal amount of $315.0 million maturing in 2020, and annual interest payments of $24.4 million.
As discussed in the Key Business Development section, on February 9, 2017, the Company closed an equity financing generating proceeds of approximately $239.5 million, after transaction costs. The Company intends on using the net proceeds of the financing and existing cash to repay all of its outstanding $315.0 million senior secured 7.75% high yield notes maturing 2020. Upon repayment of the high yield notes, the Company will be debt-free with a substantial net cash and available-for-sale securities position and additional liquidity under its revolving credit facility, available for future growth projects. Through ongoing cash flow and available liquidity, the Company has sufficient resources to develop its near-term growth portfolio.

2016 Annual Management’s Discussion and Analysis

Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015	2014
Cash flow provided by (used in) operating activities	$38.3	$23.3	$135.7	$60.0	$77.4
Cash flow (used in) provided by investing activities	(39.4)	(40.7)	(151.5)	97.9	(150.8)
Cash flow (used in) provided by financing activities	(18.7)	(13.2)	(12.8)	40.4	21.2
Effect of foreign exchange rates on cash	(1.9)	(0.1)	(2.1)	(4.4)	(1.5)
Net increase (decrease) in cash	(21.7)	(30.7)	(30.7)	193.9	(53.7)
Cash and cash equivalents, beginning of period	273.9	313.6	282.9	89.0	142.7
Cash and cash equivalents, end of period	$252.2	$282.9	$252.2	$282.9	$89.0
Cash flow provided by operating activities
In the fourth quarter of 2016, operating activities generated cash flows of $38.3 million compared to $23.3 million in the same period of 2015 due to higher gold production and realized gold prices. For the year ended 2016, operating activities generated $135.7 million compared to $60.0 million in 2015, due to higher production and realized gold prices, as well as lower corporate and administration costs, offset by higher mining and processing costs and royalties.
Cash flow (used in) provided by investing activities
For the fourth quarter of 2016, investing activities used cash of $39.4 million compared to $40.7 million in 2015. Capital expenditures were lower in the quarter at $37.5 million compared to $40.7 million in the prior year due to lower spending at Young-Davidson. For the year ended December 31, 2016, capital expenditures were $146.5 million compared to $163.1 million in the prior-year period, with lower spending at Young-Davidson and El Chanate. This was partially offset by higher spending at Mulatos, as spending was included the full year in 2016 at Mulatos, as well as increased activity at Lynn Lake in 2016.
The primary inflow of cash from investing activities in 2015 was the $249.1 million cash acquired upon the completion of the merger on July 2, 2015. Additionally in 2015, the Company terminated the retained interest royalty which resulted in proceeds of $16.7 million.
Cash flow (used in) provided by financing activities
In the fourth quarter of 2016, the Company used cash of $18.7 million from financing activities, reflecting $12.2 million in interest paid, $3.8 million of regular payments on leases and lease buyouts, and $2.7 million paid in dividends.
For the year ended 2016, the Company used $12.8 million compared to a source of $40.4 million in 2015. This reflects $20.4 million CDE flow-through share financings as well as $7.4 million received through the exercise of stock options and warrants. These inflows were partially offset by capital lease payments of $9.7 million, dividend payments of $5.4 million, semi-annual interest payments on the senior secured notes of $24.4 million and $1.1 million in transaction fees related to the amended credit facility.
Senior Secured Notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7.8 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value
•Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value
•Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The fair value of the prepayment option embedded derivative was $6.0 million at March 27, 2014, and was offset against the carrying amount of the secured notes. As at December 31, 2016, the fair value of the prepayment option embedded derivative was $9.6 million (December 31, 2015 - $0.1 million) and was offset against the carrying amount of the secured notes. The Company recorded

2016 Annual Management’s Discussion and Analysis

a gain of $9.5 million for the year ended December 31, 2016 (for the year ended December 31, 2015 - $6.6 million loss), which is recorded in Other gain (loss).
Credit Facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility reflect a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured by a first-ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0.
As a result of moving from a gross leverage to a net leverage ratio, the Company has improved pricing significantly under the amended facility. Based on the Company’s current net leverage ratio as defined in the credit facility agreement, the rates of the undrawn and drawn fees would be 0.48% and Libor plus 2.125%, respectively, as compared to 0.78% of undrawn fees and Libor plus 3.5% of drawn fees under the previous credit facility. This is expected to result in annual savings of $0.5 million in undrawn fees. The Company paid $1.1 million in transaction costs and upfront fees on closing of the amended credit facility, which will be amortized over the term of the facility. As at December 31, 2016, the Company is in compliance with all covenants and has not drawn any funds under the Facility.
Commitments
The following table summarizes the Company’s contractual obligations at December 31, 2016:

Contractual Obligations (in millions)	Total	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years
Long-term debt	315.0	—	—	315.0	—
Interest payments on long-term debt	85.4	24.4	48.8	12.2	—
Operating and financing leases	23.2	8.2	9.0	2.6	3.4
Accounts payable and accrued liabilities	94.3	94.3	—	—	—
Decommissioning liability (undiscounted)	51.3	—	—	—	51.3
Contract mining	254.6	75.6	123.0	50.7	5.3
Capital commitments	2.8	2.8	—	—	—
	$826.6	$205.3	$180.8	$380.5	$60.0
Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $3.0 to $3.5 million per quarter for 2017.
The obligations related to contract mining are based on current mine plans, and are subject to change.
Outstanding Share Data

(in 000’s)	February 22, 2017
Common shares	298,731,738
Stock options	9,010,305
Warrants	11,841,630
Deferred share units	378,345
Performance share units	380,980
Restricted share units	1,875,435
322,218,433

2016 Annual Management’s Discussion and Analysis

Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the year ended December 31, 2016.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2016, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on approximately 10% of gold sales. These option contracts ensure a minimum average realized gold price of $1,225 per ounce and a maximum realized gold price of $1,450 per ounce, regardless of the movement in gold prices during 2017.
The following gold collar contracts are outstanding as of December 31, 2016:

Period Covered	Ounces subject to contract(1)	Average purchase put option	Average sold call option
2017	41,280	$1,225	$1,450

(1)	Exclude put options sold at an average price of $1,050 that mature in the same period.
The fair value of these contracts was an asset of $3.0 million at December 31, 2016 (December 31, 2015 - $nil). The options mature through 2017. During the year ended December 31, 2016, the Company realized losses of $1.2 million related to the settlement of option contracts. Total unrealized gains for the year ended December 31, 2016 was $3.3 million.
As of December 31, 2016, the Company sold 130,595 ounces of silver forward contracts at an average price of $18.33 per ounce. The fair value of the silver forward contracts was an asset of $0.3 million at December 31, 2016 (2015 - $nil).
Foreign currency contracts
As at December 31, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collar and forwards	243	1.29	1.38
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collar and forwards	1,650.0	18.52	21.26
The fair value of these contracts was a liability of $3.3 million at December 31, 2016 (December 31, 2015 - liability of $3.3 million). During the year ended December 31, 2016, the Company made payments of $1.6 million related to the foreign currency collar contracts. Total realized losses and unrealized losses on foreign currency contracts for the year ended December 31, 2016 was $1.6 million (2015 - $8.0 million loss).

2016 Annual Management’s Discussion and Analysis

Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Gold ounces produced (3)	105,676	99,228	92,464	94,632	104,734	87,633	62,606	54,027
Gold ounces sold (3)	107,505	94,791	95,866	90,989	104,419	92,229	59,725	53,095
Operating Revenues	$132.2	$125.6	$120.1	$104.3	$115.7	$103.6	$71.3	$64.5
Earnings (loss) from operations	$3.5	$17.2	$2.9	($2.3)	($55.5)	($18.9)	($415.4)	($2.8)
Net earnings (loss)	($20.6)	$4.8	($11.8)	$9.7	($60.5)	($33.4)	($379.5)	($35.3)
Earnings (loss) per share, basic and diluted(2)	($0.08)	$0.02	($0.04)	$0.04	($0.24)	($0.13)	($2.83)	($0.28)
Earnings before interest, taxes, depreciation and amortization (1)	$29.3	$51.1	$29.1	$25.9	($33.4)	($0.3)	($403.8)	$21.1
Cash provided by (used in) operating activities	$38.3	$36.7	$36.9	$23.8	$23.3	($8.4)	$21.0	$24.1
Average realized gold price(1)	$1,230	$1,325	$1,253	$1,146	$1,109	$1,123	$1,194	$1,216

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(2)
In connection with the Plan of Arrangement of AuRico and Former Alamos, all issued and outstanding common shares of AuRico were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding. Prior period loss per share for both basic and diluted earnings (loss) has been adjusted for the exchange ratio.

(3)	Operating and financial results for Mulatos are included in periods subsequent to and including July 2, 2015 only.
Operating revenues have trended up since Q1 2015 as a result of higher production and gold price strength. Gold production increased starting in the third quarter of 2015 as a result of the addition of the Mulatos mine to the Company's financial and operating results. Seasonal conditions can also impact production and financial results in future periods.
The reported net loss in the second quarter of 2015 reflected impairment charges at Young-Davidson, El Chanate and Kemess. The reported net loss in the fourth quarter of 2015 was impacted by a net realizable value adjustment to the El Chanate leach pad inventory, as well as a write-off of the Orion joint venture project.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Taxes Received
“Cash flow from operating activities before changes in working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.

2016 Annual Management’s Discussion and Analysis

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
Cash flow from operating activities	$38.3	$23.3	$135.7	$60.0
Add back: Changes in working capital and taxes received	(4.3)	(6.3)	12.3	5.3
Cash flow from operating activities before changes in working capital and taxes received	$34.0	$17.0	$148.0	$65.3
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$38.3	$23.3	$135.7	$60.0
Less: operating cash flow used by non-mine site activity	(7.5)	(0.4)	(28.0)	(40.5)
Cash flow from operating mine-sites	$45.8	$23.7	$163.7	$100.5

Mineral property, plant and equipment expenditure	$37.5	$40.7	$146.5	$163.1
Less: capital expenditures from development projects, and corporate	(5.2)	(5.3)	(18.2)	(23.0)
Capital expenditure from mine-sites	$32.3	$35.4	$128.3	$140.1

Total mine-site free cash flow	$13.5	($11.7)	$35.4	($39.6)

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$26.0	$20.7	$98.4	$84.7
Mineral property, plant and equipment expenditure	(22.6)	(26.4)	(94.6)	(108.1)
Mine-site free cash flow	$3.4	($5.7)	$3.8	($23.4)

2016 Annual Management’s Discussion and Analysis

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$19.6	$10.2	$59.7	($0.7)
Mineral property, plant and equipment expenditure	(9.5)	(8.8)	(32.9)	(18.3)
Mine-site free cash flow	$10.1	$1.4	$26.8	($19.0)

El Chanate Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$0.2	($7.2)	$5.6	$16.5
Mineral property, plant and equipment expenditure	(0.2)	(0.2)	(0.8)	(13.7)
Mine-site free cash flow	$—	($7.4)	$4.8	$2.8
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

2016 Annual Management’s Discussion and Analysis

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015	2014
(in millions, except ounces and per ounce figures)
Mining and processing	$86.9	$98.8	$297.0	$259.2	$195.6
Royalties	3.6	3.6	13.3	7.3	1.4
Inventory and other adjustments (1)	—	(20.9)	—	(29.4)	(19.4)
Total cash costs	$90.5	$81.5	$310.3	$237.1	$177.6
Gold ounces sold	107,505	104,419	389,151	309,468	227,966
Total cash costs per ounce	$842	$780	$797	$766	$779

Total cash costs	$90.5	$81.5	$310.3	$237.1	$177.6
Corporate and administrative(2)	4.6	6.5	16.3	$17.6	$18.7
Sustaining capital expenditures(3)	12.3	19.0	49.2	68.2	68.6
Share-based compensation	0.9	1.2	10.2	5.1	7.2
Exploration	1.6	0.9	3.5	3.4	—
Accretion of decommissioning liabilities	0.5	0.5	2.1	1.3	0.6
Realized losses on FX options	0.6	2.4	1.6	5.0	—
Total all-in sustaining costs	$111.0	$112.0	$393.2	$337.7	$272.7
Gold ounces sold	107,505	104,419	389,151	309,468	227,966
All-in sustaining costs per ounce	$1,033	$1,073	$1,010	$1,091	$1,195

(1)	Inventory and other adjustments include net realizable adjustments to El Chanate and Young-Davidson.

(2)	Corporate and administrative expenses exclude expenses incurred at development properties.

(3)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015	2014
Capital expenditures per cash flow statement	$37.5	$40.7	$146.5	$163.1	$188.8
Less: Young-Davidson non-sustaining capital	(12.1)	(11.7)	(54.6)	(61.1)	(97.3)
Less: Mulatos non-sustaining capital	(7.9)	(4.7)	(24.5)	(9.9)	—
Less: El Chanate non-sustaining capital	—	—	—	(0.9)	(1.3)
Less: Corporate and other non-sustaining capital	(5.2)	(5.3)	(18.2)	(23.0)	(21.6)
	$12.3	$19.0	$49.2	$68.2	$68.6

2016 Annual Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$26.5	$24.7	$107.4	$107.5
Royalties	0.8	0.9	3.7	2.9
Inventory and other adjustments (1)	—	—	—	(3.0)
Total cash costs	$27.3	$25.6	$111.1	$107.4
Gold ounces sold	40,934	41,509	168,979	157,161
Total cash costs per ounce	$667	$617	$657	$683

Total cash costs	$27.3	$25.6	$111.1	$107.4
Sustaining capital expenditures	10.5	14.7	40.0	47.0
Exploration	0.1	0.4	0.3	0.4
Accretion of decommissioning liabilities	—	—	0.1	0.2
Total all-in sustaining costs	$37.9	$40.7	$151.5	$155.0
Gold ounces sold	40,934	41,509	168,979	157,161
Mine-site all-in sustaining costs per ounce	$926	$980	$897	$986
(1) Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015 (1)
(in millions, except ounces and per ounce figures)
Mining and processing	$41.2	$34.5	$117.2	$118.2
Royalties	2.8	2.7	9.6	9.5
Total cash costs	$44.0	$37.2	$126.8	$127.7
Gold ounces sold	50,178	44,135	151,337	147,035
Total cash costs per ounce	$877	$843	$838	$869

Total cash costs	$44.0	$37.2	$126.8	$127.7
Sustaining capital expenditures	1.6	4.1	8.4	20.8
Exploration	0.7	0.5	1.9	3.9
Accretion of decommissioning liabilities	0.4	0.4	1.6	1.5
Total all-in sustaining costs	$46.7	$42.2	$138.7	$153.9
Gold ounces sold	50,178	44,135	151,337	147,035
Mine-site all-in sustaining costs per ounce	$931	$958	$916	$1,047

(1)
The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the year ended December 31, 2015 was 140,330 ounces. Gold sales for the year ended December 31, 2015 was 147,035 ounces.

2016 Annual Management’s Discussion and Analysis

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$19.2	$18.7	$72.4	$89.9
Inventory and other adjustments(1)	—	—	—	(26.4)
Total cash costs	$19.2	$18.7	$72.4	$63.5
Gold ounces sold	16,393	18,775	68,835	78,576
Total cash costs per ounce	$1,171	$994	$1,052	$808

Total cash costs	$19.2	$18.7	$72.4	$63.5
Sustaining capital expenditures	0.2	0.2	0.8	12.7
Exploration	—	—	—	0.3
Accretion of decommissioning liabilities	0.1	0.1	0.4	0.4
Total all-in sustaining costs	$19.5	$19.0	$73.6	$76.9
Gold ounces sold	16,393	18,775	68,835	78,576
Mine-site all-in sustaining costs per ounce	$1,190	$1,009	$1,069	$978
(1) Inventory and other adjustments include net realizable adjustments.
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
Net earnings (loss)	($20.6)	($60.5)	($17.9)	($508.9)
Add back:
Finance expense	6.4	6.8	24.0	24.2
Amortization	31.1	37.5	119.0	117.5
Amortization included in other income / (loss)	—	—	—	0.7
Deferred income tax expense (recovery)	11.5	(18.8)	6.5	(52.6)
Current income tax expense	0.9	1.6	3.8	2.8
EBITDA	$29.3	($33.4)	$135.4	($416.3)
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

2016 Annual Management’s Discussion and Analysis

Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of financial statements under IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, and provisions and contingencies.
Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: impairment of tangible and intangible assets, determination of functional currency, amortization methods, uncertain tax positions and recovery of deferred tax assets.
(i) Impairment:
The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.
(ii) Recoverable mineral reserves:
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable mineral reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of, commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body, and metallurgical assumptions made in estimating recovery of the ore body. Changes in the mineral reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.
(iii) Units-of-production (“UOP”) amortization:
Estimated recoverable proven and probable mineral reserves and the portion of mineral resources expected to be reclassified into mineral reserves in the future are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable reserves, the estimate of mineralization expected to convert to mineral reserves, and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable proven and probable mineral reserves and an estimate of mineral resources expected to be reclassified into mineral reserves over the life of mine.
(iv) Inventory:
The Company accounts for its in-process precious metals and ore in stockpiles inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. The Company estimates concentrate production based on assays and moisture samples taken and tested in laboratories, as well as weights using a calibrated scale. Final weights and assays are taken on settlement with the buyer, which are reconciled to production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.
(v) Share based payments:
The Company follows accounting guidelines in determining the fair value of share-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options

2016 Annual Management’s Discussion and Analysis

or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.
The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.
(vi) Decommissioning liabilities:
The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 7 years based on expected proven and probable mineral reserves and the current rate of production.
(vii) Provisions:
The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.
(viii) Recovery of deferred tax assets:
Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.
Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

•
The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. This determination impacts whether or not a detailed impairment assessment is performed at the reporting date. These judgements did not impact cash generating units at December 31, 2016, however for the year ended December 31, 2015, the Company recorded impairment charges. Refer to note 11 for further information.

•	The Company is subject to income taxes in different jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.
New Standards issued and adopted
The Company adopted the following amendments to accounting standards, effective January 1, 2016:
Amendments to International Accounting Standards ("IAS") 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments had no impact on the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.
Amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments had no impact on the consolidated financial statements.

2016 Annual Management’s Discussion and Analysis

Standards issued but not yet adopted
Standards issued, but not yet adopted include:

Asset	Effective
Amendments to IAS 12, Income taxes	January 1, 2017
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
IFRS 9, Financial Instruments	January 1, 2017
IFRIC 22, Foreign Currency Transactions and Advance Consideration	January 1, 2018
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue - Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is currently evaluating the impact of this standard on the consolidated financial statements, however, no material impact to the consolidated financial statements is anticipated.
On January 6, 2016, the IASB issued IFRS 16, Leases. This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17, Leases. The standard is effective for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is initiating a project during 2017 to assess the impact of the adopting the new standard on its consolidated financial statements.
On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.
On December 8, 2016, the IASB issued IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.
In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. IFRS 9 also includes a substantially reformed approach to hedge accounting which aligns hedge accounting more closely with risk management. The Company has elected to early adopt the standard commencing January 1, 2017 on a retrospective basis, using certain available transitional provisions. The adoption of the standard will allow the Company to apply hedge accounting to certain currency derivatives the Company uses to manage its foreign currency exposure. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements, but will result in additional disclosures.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management determined internal control over financial reporting was operating effectively as at December 31, 2016.

2016 Annual Management’s Discussion and Analysis

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s certifying officers to allow timely decisions regarding required disclosure in its annual filings, interim filings or other reports filed or submitted by it under securities legislation, and that the information is recorded, processed, summarized and reported within the time periods specified in the securities legislation made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2016 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2016.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company's operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this AIF.
The financing, exploration, development and mining of any of the Company's properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risk
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company's future operations.
The value of the Company’s mineral resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company's common shares. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has decreased significantly in the past several years.
In addition to adversely affecting the Company’s reserve and resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all of its current projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Mexican pesos, Turkish lira, Euros and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s level of indebtedness could have material and adverse consequences to the Company’s security holders.
The Company has a significant amount of secured indebtedness. The Company’s high level of indebtedness, including the senior secured notes issued on March 27, 2014, could have material and adverse consequences to the Company and the Company’s security holders, including:

•	Making it more difficult for the Company to satisfy its obligations to pay interest and to pay principal when due;

•
Limiting the Company’s ability to obtain additional financing to repay existing indebtedness, fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•
Requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for payment of cash dividends, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	Increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	Limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	Placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	Increasing the Company’s cost of borrowing.
The Company may not be able to generate sufficient cash to service all of its indebtedness, including the secured notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful. The Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness.
If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The Company’s revolving credit facility and the indenture governing the secured notes will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Should the Company incur additional debt, this could increase the risks to its financial condition described above.
On February 9, 2017, the Company announced that it had completed a US$250m equity financing, with the use of proceeds, along with existing cash resources, to eliminate the Company’s senior secured notes.
The Company’s revolving credit facility and the indenture governing the secured notes contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
The Company’s failure to comply with covenants in its revolving credit facility and senior secured notes indenture could result in an event of default which, if not cured or waived, could result in a cross-default under other debt instruments and the acceleration of all its debt. The restrictions include, without limitation, restrictions on its ability to:

•	Incur additional indebtedness;

•	Pay dividends or make other distributions or repurchase or redeem its capital stock;

•	Prepay, redeem or repurchase certain debt;

•	Make loans and investments;

•	Sell, transfer or otherwise dispose of assets;

•	Incur or permit to exist certain liens;

•	Enter into transactions with affiliates;

•	Enter into agreements restricting its subsidiaries’ ability to pay dividends; and

•	Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
The Company’s ability to raise funds through the issuance of debt instruments could be adversely impacted by the credit rating of the Company’s existing debt.
The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for it to obtain additional debt financing.
Liquidity Risk
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.
In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.
The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Mulatos and El Chanate mines accounted for all of the Company’s commercial production in 2016 and are expected to continue to account for all of its commercial production for the foreseeable future. Any adverse condition affecting mining, processing conditions, expansion plans or ongoing permitting at Young-Davidson, Mulatos or El Chanate could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, the Company is in the process of completing a ramp-up and expansion at the Young Davidson Mine and development at its Cerro Pelon and La Yaqui deposits near the Mulatos mine in Mexico. In addition, the Company is undertaking permitting efforts with respect to expanded tailings dam facilities at the Young Davidson Mine. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.
The figures for the Company’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s mineral reserve and mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources or mineral reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of mineral resources and mineral reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources and mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in mineral resources and mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of reserves will not be offset by discoveries, acquisitions or the conversion of mineral resources into mineral reserves. The mineral base of Alamos’ mines may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral resources and mineral reserves are reported as general indicators of mine life. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral reserves and grades must be considered as estimates only.
In addition, the quantity of mineral resources and mineral reserves may vary depending on mineral prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in mineral resources and mineral reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares its reserve and resource estimates in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of mineral resources constitute or will be converted into reserves.
Legal, Permitting, Regulatory, Title and Political Risk
The Company's operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development stage assets in Turkey”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
Risk related to development stage assets in Turkey
The Company has development stage mineral properties located in Turkey. Economic and political conditions in Turkey could adversely affect the business activities of the Company.
These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. In the past year, Turkey has experienced significant political, social, legal and regulatory instability, including an attempted coup. The impact of the change in political climate in Turkey is yet unknown, but may include heightened control of the judiciary, bureaucracy, media and the private business sector. Changes to existing governmental regulations may affect the Company’s ability to conduct business and mineral exploration and mining activities more broadly and the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to, resource nationalism, terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current r economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Security in Mexico
In recent years, criminal activity and violence has increased in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, as well as direct armed robberies of mining operations. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
A number of approvals, licenses and permits are required for various aspects of exploration, development and expansion projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
On January 5, 2017, the Company announced that it had received its forestry permit in connection with its Kirazli project in Turkey. The Company is pursuing the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship. It remains uncertain if the Company will be able to maintain its existing permits and/or obtain all additional permits that it requires for its proposed mining activities. Although the Company has reason to expect the GSM permit in the first half of 2017, there can be no certainty with respect to permitting timelines.
In order to maintain mining concessions in good standing, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.
Litigation could be brought against the Company and the resolution of legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes with other parties that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that have no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company's mineral assets are located outside Canada and are held indirectly through foreign affiliates.
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of the Company's assets which are located outside Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company's mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Aboriginal title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with Aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a significant adverse impact on the Company's ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Environmental Risks
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages. This risk is most acute at the Mulatos mine during periods of substantial rainfall or flooding, which can be the main causes of overflow and system failures.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Mulatos and El Chanate mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company's exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned. The Company will strive to ensure that its activities do not adversely impact community water sources. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks
The Company’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. We expect that in the long term this may result in increased costs at our Canadian and Mexican operations. While the Company has taken measures to manage the use of energy, the inability to achieve required energy efficiencies could have an adverse impact on the Company’s ability to achieve cost guidance.
In addition, the physical risks of climate change may also have an adverse effect on our operations. These may include extreme weather events, changes in rainfall and storm patterns and intensities, water shortages, and changing temperatures. In particular, the Company’s producing assets are located in northwest Mexico and Canada. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. In Canada, cold temperatures and heavy snowfall may impact the Company’s ability to achieve production forecasts, including anticipated recoveries. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.
Insurance and Compliance Risks
We may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:

•	Environmental hazards;

•	Industrial accidents;

•	Metallurgical and other processing problems;

•	Unusual or unexpected rock formations;

•	Rock falls, pit wall failures and cave-ins;

•	Seismic activity;

•	Flooding;

•	Fires;

•	Periodic interruptions due to inclement or hazardous weather conditions;

•	Variations in grade, deposit size, continuity and other geological problems;

•	Mechanical equipment performance problems;

•	Unavailability of materials and equipment;

•	Theft of equipment, supplies and bullion;

•	Labour force disruptions;

•	Civil strife; and

•	Unanticipated or significant changes in the costs of supplies.

Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:

•	The price of gold and other metals;

•	The Company’s operating performance and the performance of competitors and other similar companies;

•	The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	Changes in general economic conditions;

•	The number of the Company’s common shares to be publicly traded after an offering;

•	The arrival or departure of key personnel; and

•	Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a

2016 Annual Management’s Discussion and Analysis

feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see notes 2 and 3 to the consolidated financial statements for year ended December 31, 2016). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated February 23, 2017.